Exhibit 4.1.4

26 October 2004

Mr John McFarlane

Chief Executive Officer

ANZ Banking Group Limited

32/100 Queen Street

Melbourne Vic 3000

Dear John

The Board of Directors is very pleased that we have mutually agreed for an extension of a further 12 months to 30 September 2007. We congratulate you on your continuing leadership of the Bank for our shareholders, our people, our customers and the communities in which we live.

Further to our recent discussions, on behalf of the Board I am pleased to confirm the variations to your existing contract dated 23 October 2001 as stated below. This letter is to be read in conjunction with your existing employment agreement.  Clause numbers refer to your original contract.

2.                            Operative Date

By mutual agreement, your employment agreement is extended by 12 months to 30 September 2007.

3.                            Remuneration

The details of your remuneration are set out in the Schedule.  The Schedule forms part of this letter of variation.

12.                     Termination of Employment

12.3              Termination by ANZ

(a)                       Termination on Notice

(i)                 ANZ may terminate your employment for any reason (other than (b)) by giving you written notice equal to the unexpired term of the employment agreement (which ends on September 30, 2007).

(ii)              In the event that clause 12.3(b) is not applicable, and ANZ breaches its contractual obligation under clause 12.3(a)(i) by terminating your employment without the notice set out in clause 12.3(a)(i), the parties agree that the damages for breach by ANZ of that contractual obligation shall be the TEC that you would have received during that part of the notice period that you were not able to serve due to ANZ’s early termination of the employment agreement.

The Board is confident that you can continue the Group’s current momentum with a focus on growth and continue to enhance shareholder value. It looks forward with much pleasure to continuing to work with you.

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I enclose a duplicate original of this letter of variation.  Please sign and return it to me as acceptance of the terms of variation.

Yours sincerely

Charles Goode
Chairman
AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

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VARIATION TO SCHEDULE

REMUNERATION ENTITLEMENTS, INCLUDING PAYMENTS ON TERMINATION

Name:	John McFarlane
Title:	Chief Executive Officer
Location:	100 Queen Street, Melbourne
Reporting To:	Board of Directors, ANZ Banking Group Limited
Schedule Issued:	26 October 2004	Effective Date:	1 October 2003

This Schedule forms part of your employment agreement.

In accordance with the ANZ Director’s Share Plan, you may elect to forego part of your TEC or any bonus you may receive in order to purchase ANZ Shares to an equivalent value.  (Refer ANZ Director’s Share Plan Rules).  You have advised that you presently intend to exercise this election for all future bonuses and for that proportion of your TEC in excess of what is required for your mandatory superannuation contributions and other payroll deductions.

1                               Total Target Reward

Your Total Target Reward (TTR) is a combination of Fixed Reward – TEC (50% of TTR) plus Variable Reward  (50% of TTR).  Your annualised TTR is $4,000,000.

1.1                     Fixed Reward - TEC

Your TEC package is now $2,000,000 per annum.

1.2                     Variable Reward

Your target bonus opportunity is now $2,000,000 per annum.

Bonus payments are subject to performance against annual targets and are at the discretion of the Board. Your targets for FY2005 have been agreed with you.

1.3                    ANZ Performance Shares

The Board will put a proposal before shareholders at the Annual General Meeting in December 2004, that you be issued with a tranche of Performance Shares. Subject to obtaining shareholder approval, it is proposed that you will be offered the following Performance Shares on the terms and conditions approved by shareholders:

Number of Performance Shares:	175,000
Date of Grant:	31 December 2004
Performance Period:	31 December 2006 to 31 December 2009

It is proposed that these terms and conditions will include vesting conditions (as set out below) and that you will be entitled to receive dividends only from the time the shares have vested (as set out below).

1.3.1                    Vesting of Performance Shares

The vesting of Performance Shares will be subject to time and performance hurdles being satisfied.

•                  The performance hurdle will be measured during the performance period by comparing ANZ’s Total Shareholder Return (ANZ TSR) with that of a comparator group of major financial services companies in the S&P/ASX 100 Index, excluding the ANZ.  The companies to be used in the comparator group will be as approved by the Board.

•                  The percentage of Performance Shares that will vest will depend upon the TSR achieved by ANZ relative to the companies in the comparator group.  Performance equal to the median TSR of the comparator group will result in half the Performance Shares vesting. For each percentile above the median an additional 2% of Performance Shares will vest, increasing on a straight-line basis until all of the Performance Shares vest where ANZ TSR is at or above the 75th percentile of TSRs in the comparator group.

•                  TSR will be measured for ANZ and the comparator group over the same period (since grant) and calculated as at the last trading day of any month, once the performance period has commenced. The first opportunity for performance shares to vest will be after the second anniversary of grant, after which the performance shares will continue to be tested monthly until they are forfeited 5 years after the grant date, or 100% vest, whichever is the earlier.

In case of death or total and permanent disability or where it is otherwise considered appropriate by the Board, the Board may amend the terms upon which the Performance Shares may vest.

1.3.2       Forfeiture of Performance Shares

You will forfeit ownership of the Performance Shares:

•                  If they have not vested by the end of the Performance Period; or

•                  If you cease to be an employee of the Company by reason of termination of your employment for:-

•                  Serious misconduct; or

•                  For serious breach of your contract of employment; or

•                  If you resign without the prior approval of the Board.

1.3.3       Early Forfeiture Date

If you cease to be the Chief Executive Officer of the Company prior to 30 September 2007, and the Performance Shares are not forfeited for one of the reasons set out in 1.3.2, the forfeiture date for this tranche will then be the date that is six months after you cease to be Chief Executive Officer or such longer period as the Board may approve.

1.4                              Superannuation

Your notional salary is used to calculate your personal superannuation contributions (if any) and the level of mandatory superannuation contributions.  It is also used to calculate the insured component of your death and total and permanent disablement benefits.  For full details of the ANZ Australian Staff Superannuation Scheme, refer to the member’s booklet.

In addition to mandatory superannuation contributions, ANZ will make top–up employer contributions of $300,000 per annum paid quarterly, to your chosen superannuation fund (either ANZ Staff Superannuation Fund or your own Self Managed Superannuation Fund).

Should you cease to be the Chief Executive Officer of the Company prior to September 30, 2007, the annual contribution for that year will be pro-rated to the date of termination.

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ACCEPTANCE

I, John McFarlane, have read and understood and agree to the terms of this letter of variation to my employment agreement (including the Schedule).

Name: John McFarlane

Signature:	Date:

/S/ J. McFarlane
Dated: 26/10/04

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23 October 2001

Mr John McFarlane

Chief Executive Officer

ANZ Banking Group Limited

32/100 Queen Street

Melbourne   Vic   3000

Dear John

I am pleased, on behalf of the Board of the Directors, to confirm your ongoing role of Chief Executive Officer and an executive member of the Board, of Australia and New Zealand Banking Group Ltd (ANZ).

I would like to compliment you on the outstanding leadership you have provided to the Bank over the last four years.  There is an excellent relationship between you and the Board and you have made a number of strategic initiatives which have shown good judgment, knowledge of the industry and an ability for decisive actions.  Recent positive outcomes in terms of enhanced shareholder value and other performance indicators have been gratifying.

This letter sets out the terms of your employment, and constitutes your employment agreement with ANZ (“employment agreement”).  This employment agreement replaces all existing agreements, arrangements, or understandings between ANZ and you. (References to ANZ, it should be noted, include any corporation that is related to ANZ under Corporations Law).

1.                            Current Position, Reporting Arrangements and Location

The Chief Executive is responsible to the Board of Directors for the successful management and leadership of the organisation.  The Chief Executive and his team are responsible for providing a strong, competitive and sustainable return to shareholders.

The Chief Executive is a full-time position and you are expected to ensure that the organisation is perceived by customers, staff and the community to be of outstanding quality wherever it operates, to attract and develop staff of the highest calibre, and to excel in the way it makes decisions, manages change and services customers.

The Board looks forward to you successfully accomplishing a number of objectives which include the ANZ share price outperforming the Banking & Finance Share Index; a continuous strengthening of the broader executive team; a focus on the customer; and a significant improvement in our staff satisfaction levels and in the quality of values and culture being inculcated in the organisation.

2.                            Operative Date

This agreement will commence on 1 October 2002 and is subject to clauses 12.2 and 12.3.  It is for a four year period.  It may be extended or renewed by mutual agreement.  ANZ will notify you not later than six months before the end of that period whether or not it intends to offer to extend or renew this agreement, and if so, for how long.

3.                            Remuneration

The details of your remuneration are set out in the Schedule.  The Schedule forms part of this employment agreement.

4.                            Leave

4.1                     Annual Leave

You will receive 4 weeks’ contracted hours paid annual leave for each completed year of paid service.  You are required to take your full annual leave entitlement, 4 weeks, over the course of each bank financial year and must take at least 10 consecutive days leave in each year.

At the end of each bank financial year ANZ will deem you to have taken your full 4 weeks leave.  Accordingly there will be no accrual of this leave and your annual leave balance at 1 October each year will never be more than your balance at 1 October of the previous year.

4.2                     Sick Leave

You may take sick leave in accordance with standard arrangements applicable to all ANZ employees.  Any untaken part of this entitlement is cumulative from year to year.  In the event of prolonged illness, ANZ may decide at its discretion to provide you with sick leave in excess of your sick leave entitlements.  You are not entitled to any payment for unused sick leave when your employment with ANZ ends.

4.3                     Parental Leave

You may take parental leave in accordance with standard arrangements applicable to all ANZ employees.

4.4                     Long Service Leave

You are eligible for 13 weeks long service leave after completing 15 years of service, and a further 8.66 weeks for each subsequent 10 completed years of service.  You may access long service leave on a pro-rata basis after 10 years of service.

5.                            Ownership of Intellectual Property and Trade Secrets

All inventions, discoveries, computer software processes and improvements made by you during your employment with ANZ remain the property of ANZ.

By signing this employment agreement, you:

•             assign to ANZ all proprietary rights including all ownership rights and copyright and the exclusive right to develop, make, use, sell, license or otherwise benefit from any inventions, discoveries, processes and improvements, made within the scope of your employment with ANZ; and

•             agree to execute any further document that is necessary or desirable to give full effect to your obligations in this paragraph.

6.                            Values and Ethical Standards

ANZ has developed guiding values and expects you actively to ensure they are an integral part of the way that you, and those who report to you, carry out duties within ANZ.

ANZ expects you to further ANZ’s objectives and reputation and faithfully and diligently to perform your duties, exercise your powers, and manage with integrity and respect all matters concerning ANZ employees and customers.

ANZ also has certain ethical standards which you are required to maintain.  In particular, you must not in any way, either directly or indirectly become engaged, concerned or interested in any business whether as principal, partner, director, agent, promoter or beneficiary except that of ANZ.  This requirement may be waived at ANZ’s discretion by a written consent signed by the Chairman.

7.                            Conduct

You must at all times act honestly and in a manner that is consistent with the status of your position with ANZ.  You indemnify ANZ against any loss or damage it suffers as a result of any dishonest act by you, or any wilful misconduct in carrying out your duties.

8.                            Policies and Procedures, Performance Agreements

8.1                     Policies and Procedures

In addition to the terms and conditions contained in this employment agreement, there are other policies and procedures that apply to your employment. These policies and procedures are formulated by ANZ for the efficient and fair administration of employment and other business matters. You must diligently comply with ANZ’s policies and procedures, as amended from time to time.

8.2                     Performance Agreements

Performance agreements will be agreed annually between you and ANZ, but may be reviewed and varied during the performance period.

9.                            Confidential Information

You must not disclose or use in any manner (except in the proper course of your employment, by compulsion of law, or on the written direction of an authorised officer of ANZ or its auditors) any information about ANZ, its customers or its affairs which you acquire during your employment with ANZ, unless the information is already legitimately in the public domain.  This obligation extends after your employment with ANZ ends.

You must also return to ANZ on request or immediately your employment with ANZ ends:

•             all books, papers, documents and other property which belong or relate to ANZ, its customers or its affairs, and any copies of such documents; and

•             any vehicle, computer hardware or software, key, security pass or other property which belongs to ANZ.

10.                     Restraint

You must not at any time, either during your employment with ANZ or for 12 months after your employment with ANZ ends (or for such lesser time as a court may deem reasonable) either on your own account or for or jointly with any other person solicit, interfere with or attempt to entice away from ANZ any person who, at any time within the period of one year before the date your employment with ANZ ends, was a customer or employee of, or in the habit of dealing with, ANZ.

Except with the written consent of the Chairman, you will not for a period of six months after your employment with ANZ ends, be in any way, either directly or indirectly, engaged, concerned or interested in any manner whatsoever, whether as principal, partner, director, agent, promoter or beneficiary in the business of any other financial institution in Australia.

11.                     Disciplinary Action

If you fail to comply with the provisions of your employment agreement or any other ANZ performance requirements, ANZ may take disciplinary action which may include suspension with or without pay and, in certain circumstances, termination of your employment (see paragraph 12).

12.                     Resignation and Termination

12.1              Termination Entitlements

Your termination entitlements will depend upon the circumstances of the termination and are set out in this clause and in the Schedule. These will be the only entitlements paid to you upon the termination of your employment with ANZ.

These termination provisions apply even if your current position changes, unless they are expressly varied under paragraph 13.

12.2              Resignation, including Retirement

You may terminate your employment for any reason by giving ANZ 12 months written notice. You and ANZ may agree on a lesser period of notice, or ANZ may in its discretion waive the notice period or any part of it. If ANZ waives the notice period or any part of it, entitlements on termination will not include any payment in respect of the waived period.

12.3              Termination by ANZ

(a)                       Termination on Notice

ANZ may end your employment for any reason by giving you written notice equal to the unexpired term of the employment agreement (which ends on 1 October 2006).  At the election of either party, payment of TEC in lieu of some or all of the period of notice may be made, and such payment shall not be reduced by reason of any duty to mitigate your loss upon termination of employment.

(b)                       Serious Misconduct

ANZ may end your employment agreement at any time, without notice, because of your:

(i)                          serious misconduct;

(ii)                       loss of qualification to hold office as a director under section 203B of the Corporations Act (or any successor or equivalent provision);

(iii)                    serious neglect of duty; or

(iv)                   serious breach of any significant term of this employment agreement.

In such circumstances, you will be entitled only to payment of TEC up to the date of termination.

In the case of termination under (iii) and (iv) above, you will receive not less than 14 days’ notice of the Board meeting at which the termination will be considered.

(c)                        Death or Permanent Disability

In the event of your death or permanent disability, all of your entitlements will be those set out in the Schedule.

13.                     Variations to Conditions of Employment

Variations to your employment agreement may be necessary for the fair, efficient and effective administration of ANZ’s business. Accordingly, this employment agreement may be varied by agreement from time to time. Your consent to such variation must not be unreasonably withheld. If your consent is unreasonably withheld, ANZ may give you one month’s written notice that such variation will take effect.

14.                     Relevant law

This employment agreement takes effect under, is governed by and is to be interpreted according to the law of Victoria.

15.                     Resolution of Any Dispute

Resolution of any dispute arising out of your employment agreement or concerning its interpretation will be pursued as follows:

(a)                        The dispute will be discussed between you and the Chairman with a view to resolution;

(b)                       If discussions fail to resolve the dispute within 14 days, it may be referred by either party to a mediator agreed by the parties;

(c)                        If the dispute remains unresolved for 28 days, the parties may refer the dispute to arbitration by an arbitrator appointed by the parties under the Commercial Arbitration Act 1984, whose decision shall be final and binding upon both parties;

(d)                       Nothing in this clause shall prevent a party from seeking urgent injunctive or similar relief from a court in appropriate circumstances.

16.                     General

The Board is confident that you can continue the Group’s current momentum and continue to enhance shareholder value and it looks forward with much pleasure to continuing to work with you and to receive your acceptance of this agreement.

I enclose a duplicate original of this employment agreement.  Please sign and return it to me as acceptance of the terms of the employment agreement.

Yours sincerely

Charles Goode
Chairman
Australia and New Zealand Banking Group Limited

SCHEDULE

REMUNERATION ENTITLEMENTS,

INCLUDING PAYMENTS ON TERMINATION

(TEC BENEFITS)

Name:	John McFarlane
Title:	Chief Executive Officer
Location:	100 Queen Street, Melbourne
Reporting To:	Board of Directors, ANZ Banking Group Limited
Effective Date:	01 October 2002

This schedule forms part of your employment agreement.

Your remuneration will be a combination of salary, superannuation and benefits as agreed between you and ANZ from time to time, in advance of services being provided, using ANZ’s total employment cost (TEC) methodology. Essentially, TEC is the fixed component of remuneration. It is comprised of 65% notional TEC and a 35% cash component (Cashtec) which includes employer and employee superannuation contributions. Cashtec is a flexible component that can be directed to motor vehicles, petrol and parking, as well as superannuation. Your salary and superannuation will be paid fortnightly and other benefits will be provided as applicable.

Bonus payments are at the discretion of the Board.

Salary is defined as notional salary - that is, 65% of  TEC.

1.0                     Total Target Reward

Your Total Target Reward (TTR) is a combination of fixed reward - TEC (60%) plus Variable Reward (40%).  Your annualised TTR is $2,500,000.

1.1                     Fixed Reward - TEC

Your TEC package remains at $1,500,000.

You must take a minimum of 65% of TEC as notional salary and the balance is available to you as cash benefit or optional benefits.

1.2                     Variable Reward - Executive Remuneration Scheme

Unless otherwise specified, bonuses will be paid to you in cash.  Prior to any bonus being approved by the Board, you may elect to sacrifice up to 100% of the bonus to purchase shares under the Director’s Share Plan.

1.3                     ANZ Share Options

The Board will put a proposal before shareholders at the Annual General Meeting in December 2001, that you be issued with the following four tranches of options

Ist Tranche
Number of options:	500,000
Date of grant:	31 December 2001
Exercise Period:	31 December 2003 to the Expiry Date
Expiry Date:	31 December 2007 or such earlier date as may be provided for in notes 1.3.3 and 1.3.4.

2nd Tranche
Number of options:	1,000,000
Date of grant:	31 December 2002
Exercise Period:	31 December 2004 to the Expiry Date
Expiry Date:	31 December 2007 or such earlier date as may be provided for in notes 1.3.3 and 1.3.4.

3rd Tranche
Number of options:	1,000,000
Date of grant:	31 December 2003
Exercise Period:	31 December 2005 to the Expiry Date
Expiry Date:	31 December 2008 or such earlier date as may be provided for in notes 1.3.3 and 1.3.4.

4th Tranche
Number of options:	500,000
Date of grant:	31 December 2004
Exercise Period:	31 December 2006 to the Expiry Date
Expiry Date:	31 December 2008 or such earlier date as may be provided for in notes 1.3.3 and 1.3.4.

Each tranche will only be granted provided you are CEO of the Company at the date for that grant.

1.3.1                     Exercise price

The issue price for each share upon exercise of an option will be the weighted average sale price of all fully paid ordinary shares in the Company sold on the Australian Stock Exchange during the five trading days immediately after the Annual General Meeting of the Company held in respect of the financial year of the Company that ended before the date of the grant of the relevant tranche of options.

1.3.2.                  Exercise of Options

The exercise of the options is subject to a performance hurdle being satisfied.  The performance hurdle to be satisfied is:

•                                          one-half of the options in any tranche may be exercised only if the ANZ Total Shareholder Return (“ANZ TSR”) calculated over the period commencing on the date of grant of the relevant tranche and ending on the last day of any month after the second anniversary of their date of grant of the relevant tranche (the “relevant period”) exceeds the percentage change in the Accumulated Banks and Finance Index over that same period (very broadly, ANZ TSR is the increase in the market price of shares in the Company plus dividends and distributions on those shares over the relevant period); and

•                                          the other half of the options in the tranche may be exercised only if the ANZ TSR calculated over the relevant period exceeds the percentage change in the S & P /ASX 100 Accumulation Index over that same period.

In case of death or total and permanent disability or where it is otherwise considered appropriate by the Board, the Board may amend the terms upon which the options may be exercised.

1.3.3.      Expiry of Options

Options in a tranche lapse:

•                  if they have not been exercised by their expiry date; or

•                  if you cease to be an employee of the Company by reason of termination of your employment for:-

•                  serious misconduct; or

•                  for serious breach of your contract of employment; or

•                  if you resign without the prior approval of the Board.

1.3.4.                           Earlier Expiry Date

If you cease to be Chief Executive Officer of the Company prior to 30 September 2006, and the options do not lapse for one of the reasons set out in 1.3.3, the expiry date for each tranche will then be the date that is six months after you cease to be Chief Executive Officer or such longer period as the Chairman may approve.

1.4                                        Superannuation

You are entitled to superannuation in accordance with the member’s booklet for the ANZ Australian Staff Superannuation Scheme.

1.5                                        Payments upon Termination of Employment

•                                You will be entitled to the statutory entitlements of Long Service leave (paid on the basis of notional salary) and Annual Leave (paid on the basis of notional salary plus cashtec).

•                                In addition to any payment in clause 12 of your employment agreement, the following benefits will also apply on termination of your employment:

•                                On resignation (see clause 12.2), you are:

•            not entitled to any unvested deferred shares issued under the incentive arrangements unless agreed otherwise by the Board;

On termination by notice or retirement, (see clauses 12.3(a)), you will be entitled to:

•            any deferred shares issued to you under the ANZ incentive arrangements.

•            a Performance Bonus pro-rata to the date of termination;

•                                If terminated by ANZ for serious misconduct, serious neglect of duty or serious breach of any of the terms of your employment agreement (see clause 12.3(b), you will only be entitled to the payments specified in clause 12.3 (b) and all vested compensation as at the date of departure.

•                                On death or total permanent disability (see definition 1 below and clause 12.3(c)), you will be entitled to:

•    a Performance Bonus pro-rata to the date of termination; and

•            any deferred shares issued to you under the ANZ incentive arrangements.

Definitions

(d1)                “total permanent disability” for the purpose of this contract shall mean:

(a)                        in circumstances where you are a member of an ANZ superannuation fund, total permanent disability as determined by the trustee of that fund; or

(b)                       in circumstances where you are not a member of an ANZ superannuation fund, total permanent disability as determined by ANZ after assessment by a medical practitioner nominated by ANZ.

(d2)                “retirement” for the purposes of this agreement, shall mean circumstances where you choose to resign from ANZ and have no intention to be employed in a full-time remunerated capacity by another employer at any time in the future.

I, John McFarlane, have read, understood and agreed to the terms of employment outlined in this employment agreement (including schedule).

Name:	John McFarlane

Signature:		Date:

/S/ J. McFarlane
Dated: 24/10/01